20008642

SEC Mail Processing

MAR 02 2020

Washington

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERCHWOOD PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 FIFTH AVENUE, 14TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM J. ZWART (212) 201-3929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP
(Name – *if individual, state last, first, middle name*)

135 W 50TH STREET	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID W. BERCHENBRITER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERCHWOOD PARTNERS LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Partner

Title

Notary Public

WILLIAM J. ZWART
Notary Public, State of New York
No. 02ZW6017634
Qualified in New York County
Commission Expires: 6/10/23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAZARS

Report of Independent Registered Public Accounting Firm

To the Members of BerchWood Partners LLC and BerchWood Partners LLP

Opinion on the Financial Statement

We have audited the accompanying combining statement of financial condition of BerchWood Partners LLC and BerchWood Partners LLP (the "Company" and the "Affiliate", respectively), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the combining statement of financial condition presents fairly, in all material respects, the financial position of the Company and the Affiliate as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company and the Affiliate's management. Our responsibility is to express an opinion on the Company and the Affiliate's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company and the Affiliate in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company and the Affiliate's auditor since 2017.

New York, NY
February 28, 2020

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

BERCHWOOD PARTNERS LLC AND AFFILIATE

COMBINING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

	Total	Eliminations	BerchWood Partners LLC	BerchWood Partners LLP
Cash and cash equivalents	$ 339,173	$ -	$ 226,671	$ 112,502
Fees receivable	72,138	-	27,845	44,293
Other current assets	41,900	-	26,378	15,522
Property and equipment, net of accumulated depreciation	13,827	-	13,827	-
Security deposit	27,150	-	-	27,150
Restricted cash	91,043	-	91,043	-
Right-of-use assets	28,108		28,108	
Investment in affiliate	-	(85,982)	85,982	-
Due from affiliate	-	(34,732)	34,732	-
TOTAL ASSETS	$ 613,339	$ (120,714)	$ 534,586	$ 199,467

LIABILITIES AND MEMBERS' EQUITY

	Total	Eliminations	BerchWood Partners LLC	BerchWood Partners LLP
LIABILITIES:				
Accrued expenses	$ 111,305	$ -	$ 91,998	$ 19,307
Deferred revenue	20,000		20,000	-
Retirement plan payable	25,965	-	25,965	-
Lease liabilities	33,069	-	33,069	-
Due to affiliate	-	(34,732)	-	34,732
Total Liabilities	190,339	(34,732)	171,032	54,039
COMMITMENTS AND CONTINGENCIES				
MEMBERS' EQUITY:				
Members' equity	402,371	(85,982)	363,554	124,799
Accumulated other comprehensive income: Foreign currency translation income	20,629	-	-	20,629
Total Members' Equity	423,000	(85,982)	363,554	145,428
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 613,339	$ (120,714)	$ 534,586	$ 199,467

See the accompanying Notes to the Combining Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principles of Combination

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company. The Company wholly owns BerchWood Partners Limited ("BerchWood Ltd."), which is a partner in BerchWood Partners LLP (the "Affiliate"), both located in the United Kingdom ("UK"). The combining financial statements include the accounts of the Company and the Affiliate as the Company and the Affiliate are entities under common control and management. All transactions and accounts between and among the Company and the Affiliate have been eliminated. BerchWood Ltd. had no operations during the year.

In December 2018, the Affiliate amended and restated its limited liability partnership agreement. The partners of the Affiliate are BerchWood Ltd. and a 50% member of the Company, each with a 50% voting interest. However, 100% of the net income of the Affiliate is allocated to the Company.

Principal Business Activity

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in raising capital for private equity and alternative U.S. and non-U.S. investment fund managers.

The Affiliate is registered with the UK Financial Conduct Authority ("FCA"). The Affiliate is engaged in raising capital for private equity and alternative investment fund managers in the UK and Continental Europe.

Basis of Presentation

The accompanying combining financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Although the Company has experienced recent losses, due to successful cost cutting efforts at the end of 2019, which will be in effect for the entire fiscal year 2020, management believes that its current projected cash inflows from operations for the coming year are more than sufficient to fund any expenses it expects to incur during the same period of time.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the combining financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combining financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company and the Affiliate consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Restricted cash represents funds held as collateral for letter of credit in lieu of security deposit for an office lease. The Company has no ability to draw on the restricted funds.

Fees Receivable and Allowance for Doubtful Accounts

The Company's and the Affiliate's fees receivable are recorded at amounts billed to customers, and presented on the Combining Statement of Financial Condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company and the Affiliate. There was no allowance for doubtful accounts as of December 31, 2019.

The Company may provide services covering a period of time which includes the current and subsequent years for which the billing occurs in the subsequent period. The Company recognizes the earned but unbilled revenue in the period it is earned and as part of its fees receivable.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

Effective January 1, 2019, The Company and the Affiliate adopted Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) using the modified retrospective transition approach by applying the new standard to the lease existing at the date of initial application. Results and disclosure requirements for the reporting periods beginning after January 1, 2019 are presented under Topic 842.

The Company and the Affiliate assess whether an arrangement is or contains a lease at the inception of the agreement. Operating lease is included in right-of-use ("ROU") lease assets and represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term using the Company's incremental borrowing rate, which is consistent with the interest rate of similar financing arrangements based on the information available at the commencement date. Lease expense is recognized on a straight-line basis over the lease term.

Income Taxes

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax, and a provision has been reflected in the combining financial statements. Deferred income tax expense has been recognized in the combining financial statements primarily as a result of the Company being on a cash basis for tax purposes and relates primarily to fees receivable.

No provision is required for taxation on the profits of the Affiliate, which is a limited liability partnership. Under UK tax legislation, the limited liability partnership is tax transparent. As a result, each member is assessed for income tax on its share of the limited liability partnership's profits.

Foreign Currency Translation and Transactions

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is re-measured at the then current rate. Gains and losses resulting from these transactions are included in net income (loss).

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation and Transactions (Continued)

The accounts of the Affiliate are measured in its functional currency, which is the local currency (British Pounds) and translated into U.S. Dollars. All asset and liability accounts have been translated using the current rate of exchange at the balance sheet date. Revenue, expenses, gains and losses have been translated using the average rates prevailing throughout the year. Translation gains or losses, if significant, are included in other comprehensive income.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2019, the Company had net capital of $83,747 which was $74,219 in excess of its required minimum net capital of $9,528. The Company's ratio of aggregate indebtedness to net capital was 1.71 to 1.

The Company is exempt from SEC Rule 15c3-3 pursuant to exemptive provisions of sub-paragraph (k)(2)(i).

NOTE 3 - FEES RECEIVABLE

The fees receivable of $72,138 comprise amounts due from three customers at December 31, 2019, all of which have different installment arrangements. Three customers represent 61%, 23% and 16% of the fees receivable balance at December 31, 2019. Installments are payable through December 2020. Fees receivable of $60,888 which are in excess of one year have been discounted to present value using an effective rate of 3.75% and 5.25%.

Two customers represented approximately 77% and 12% of the fee income for the year ended December 31, 2019.

NOTE 3 - FEES RECEIVABLE (CONTINUED)

Fees receivable are expected to be collected as follows:

December 31, 2020	$ 72,465
Less: Discounting	327
	$ 72,138

The Company does not recognize interest on past due receivables.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment were comprised of the following at December 31, 2019:

Equipment	$ 134,849
Furniture and fixtures	49,026
	183,875
Less: Accumulated depreciation	170,048
Property and equipment, net	$ 13,827

Depreciation expense amounted to $3,608 for the year ended December 31, 2019.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Leases

In February 2020, the Company entered into an agreement with its landlord to extend the lease for its New York office space and occupy alternative space in the same building, through January 2021. The Affiliate's lease for its UK office space expired in December 2019. In January 2020, the Affiliate entered into an office lease with its existing landlord for an initial period of six months to access the lounge and hot desking facilities and for the use of office address for mail handling and forwarding services. The future minimum payments under the Company's noncancellable operating lease is subject to additional rentals for increases in operating expenses and real estate taxes.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating Leases (Continued)

Initial Measurement of ROU Assets and Lease Liabilities under ASU No. 2016-02:

At January 1, 2019, the Company and the Affiliate recognized the value of the ROU assets and related lease liabilities. This value was calculated based on the present value of the remaining base rent lease payments. The discount rate used was the Company's incremental borrowing rate, which is 5.5%, as the Company could not determine the rate implicit in the lease. As a result, the value of the ROU assets and related lease liabilities as of January 1, 2019 are as follows:

ROU assets	$ 353,827
Lease liabilities	$ 418,310

Future minimum lease payments under the noncancellable operating lease at December 31, 2019 are as follows:

Years Ending December 31,	
2020	$ 238,411
2021	18,668
Total	$ 257,079

Rent expense for the year ended December 31, 2019 amounted to $484,112 which is included in rent and real estate taxes on the Combining Statement of Operations.

The Company is obligated to obtain an irrevocable stand-by letter of credit in lieu of the security deposit on the office in New York City. The letter of credit is collateralized by a restricted certificate of deposit and is shown in cash - restricted on the Combining Statement of Financial Condition.

Cash Credit Risk Concentration

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

The Affiliate maintains cash in a foreign bank account in the UK. The account is covered by the Financial Services Compensation Scheme for up to $112,685 (£85,000).

NOTE 6 - RETIREMENT PLANS

The Company maintains a defined contribution 401(k) pension plan which covers all eligible members and employees. The Company's expense for the year ended December 31, 2019 was $25,965 and is included in employee compensation and benefits in the Combining Statement of Operations.

In addition, the Company has a Profit Sharing Plan ("Plan") covering substantially all of its employees. Contributions to the Plan are at the discretion of the management. For the year ended December 31, 2019, there was no profit sharing contribution.

NOTE 7 - SUBSEQUENT EVENTS

The Company and the Affiliate have evaluated events or transactions that occurred after December 31, 2019 through the date these combining financial statements were issued. During this period, there were no material subsequent events requiring disclosure, other than $30,000 of contributions made by the members in 2020.